Paradigm Funds                                                 Nine Elk Street,  Albany NY 12207

August 19, 2010

Christina DiAngelo Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE: Paradigm Funds (the “Trust”); File Nos. 811-21233 and 333-100507

Dear Ms. DiAngelo:

Please find below the Trust’s responses to oral comments from the staff received on July 23, 2010 regarding the Paradigm Funds.  For your convenience, I have summarized the staff’s comments.

1.

Comment:  Edgar - Under series and class information, the two funds that were previously closed (Small-Cap Growth & Capital Appreciation) are still showing as active in Edgar.

Response:  Small Cap Growth and Capital Appreciation have been changed to inactive.

2.

Comment:  Fund Fact Sheets - The “Management Fee” field currently reflects the net expense.  Please show the management fee excluding waivers or label the field as “Net Expenses”.

Response:  Going forward we will show the management fee excluding waivers or appropriately label the field as “Net Expenses”.

3.

Comments:  Annual Report Notes to Financial Statement (page 27) - Footnote number 1 does not indicate whether the Funds are diversified or non-diversified.

Response:  Going forward we will add information to footnote 1 that the Funds are diversified.

4.

Comments:  Annual Report Statements of Operation (page 22) - Under Dividends, it states “Net of foreign withholding tax and fees of $0 and $322, respectively” (referring to the Intrinsic Value Fund).  Please add information describing the foreign withholding.

Response:  Going forward we will add information describing the foreign withholding.

5.

Comments:  Annual Report Disclosure of Expenses (page 33) - Form N-1A (27D) requires that redemption fee language be included in the disclosure of expenses.

Response:  Going forward we will add redemption fee language to the disclosure of expenses.

6.

Other Comments:  The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

Response:

1)       The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2)      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 518-431-3519.

Respectfully,

/s/ John Gulick

John Gulick

Chief Compliance Officer, Paradigm Funds